PE 2/18/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 18 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16003996

February 18, 2016

Steven M. Haas
Hunton & Williams LLP
shaas@hunton.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-18-16

Re: Great Plains Energy Incorporated

Dear Mr. Haas:

This is in regard to your letter dated February 18, 2016 concerning the shareholder proposal submitted by As You Sow on behalf of Cleo Kottwitz and the Arkay Foundation for inclusion in Great Plains' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Great Plains therefore withdraws its January 4, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Amelia Timbers
As You Sow
atimbers@asyousow.org

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 79373.000013

February 18, 2016

<u>VIA EMAIL (shareholderproposals@sec.gov)</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated – 2016 Annual Meeting Shareholder Proposal of As You Sow on behalf of Cleo Kottwitz and the Arkay Foundation

Ladies and Gentlemen:

In a letter dated January 4, 2016, on behalf of Great Plains Energy Incorporated, a Missouri corporation (the "Company"), I requested that the staff of the Division of Corporate Finance of the Securities and Exchange Commission concur that the Company could exclude from its 2016 proxy materials a shareholder proposal (the "Proposal") and statements in support thereof submitted by As You Sow on behalf of Cleo Kottwitz and the Arkay Foundation (the "Proponents").

Enclosed as Exhibit A is an email, dated February 18, 2016, from As You Sow, on behalf of the Proponents, withdrawing the Proposal. In reliance on this email, the Company hereby withdraws the January 4, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 804-788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Steven M. Haas

HUNTON & WILLIAMS

Enclosures

cc: Heather Humphrey, Great Plains Energy Incorporated
Ellen E. Fairchild, Great Plains Energy Incorporated
Jaileah X. Huddleston, Great Plains Energy Incorporated
Amelia Timbers, As You Sow
Harald Leventhal, Arkay Foundation
Cleo Kottwitz (c/o Amelia Timbers, As You Sow)

HUNTON& WILLIAMS

EXHIBIT A

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Thursday, February 18, 2016 12:48 PM
To: Fairchild Ellen
Cc: Huddleston Leah; Humphrey Heather
Subject: Withdrawal Notice <>
Importance: High

This is an EXTERNAL EMAIL. Stop and think before clicking a link or opening attachments.

Dear Ms. Fairchild:

As You Sow, on behalf of Cleo Kottwitz and the Arkay Foundation, hereby withdraws the shareholder proposal that we submitted to Great Plains Energy Incorporated (the "Company") on November 24, 2015 seeking a report quantifying potential financial losses associated with the stranding of the Company's fossil fuel generation facilities.

Please alert the SEC immediately of the subsequent withdrawal of GPE's No Action Letter; I request to be cc'd on that email.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8153 (direct line)
Skype: ameliatimbers
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 79373.000013

January 4, 2016

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Great Plains Energy Incorporated – 2016 Annual Meeting
Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

I am writing on behalf of Great Plains Energy Incorporated, a Missouri corporation ("Great Plains" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit the shareholder proposal and supporting statement (the "Proposal") submitted by As You Sow on behalf of Cleo Kottwitz, the Arkay Foundation and Paul Rolfe (the "Proponents") from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), Great Plains is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. Also, as required by Rule 14a-8(j) under the Exchange Act, this letter is being submitted not less than 80 days before the Company intends to file its 2016 proxy materials with the Staff, and the Company is simultaneously sending a copy of this letter and its attachments to the Proponents as notice of the Company's intention to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, Great Plains is taking this opportunity to remind the Proponents that if a Proponent submits any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

Background

As You Sow, acting on behalf of Ms. Kottwitz, the Arkay Foundation and Mr. Rolfe, initially submitted the Proposal on November 24, 2015, via mail for consideration at the Company's 2016 annual meeting and inclusion in the 2016 proxy materials. This initial submission of the Proposal contained certain technical deficiencies, including the absence of the following items:

(i) a written statement from Ms. Kottwitz indicating her intention to own the required number of shares through the date of the Company's 2016 annual meeting;

(ii) sufficient proof demonstrating the Arkay Foundation's continuous ownership of the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted to the Company; and

(iii) both (a) a written statement indicating Mr. Rolfe's intention to own the required number of shares through the date of the Company's 2016 annual meeting and (b) sufficient proof demonstrating his continuous ownership of the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted to the Company.

On December 3, 2015, the Arkay Foundation provided sufficient proof demonstrating its continuous ownership of the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted. On December 7, 2015, the Company notified Ms. Kottwitz and Mr. Rolfe of their respective technical errors, and on December 17, 2015, Ms. Kottwitz provided sufficient information to rectify the identified error related to her submission of the Proposal. On December 17, 2015, Mr. Rolfe withdrew his submission of the Proposal.

The Proposal

The Proposal states:

> Shareholders request Great Plains Energy prepare a report by September 2016, omitting proprietary information and at reasonable cost, quantifying the company's potential financial losses associated with stranding of its fossil fuel generation facilities under a range of climate regulation scenarios requiring greenhouse gas reductions beyond Clean Power Plan reductions. Shareholders request that Great Plains quantify its exposure to stranding of its fossil fuel

generation facilities under a scenario limiting global carbon emissions to 2 degrees Celsius.

Copies of the Proposal, cover letters, broker letter and all related correspondence are attached hereto as Exhibit A.

Basis For Exclusion

As discussed in more detail below, Great Plains hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2016 proxy materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

Analysis

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

As further described below, the Proposal is so vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because the Proposal (1) contains a factual error that precludes its implementation, (2) references external guidelines without providing an adequate description of the substantive provisions and standards set forth in those guidelines, and (3) fails to define or explain a key term.

A. The Proposal Contains A Factual Error That Precludes Its Implementation

The Proposal is excludable under Rule 14a-8(i)(3) because it contains a factual error that precludes its implementation. The Proposal requests that Great Plains evaluate a scenario in which global carbon emissions are limited to "2 degrees Celsius." Celsius is a unit of measurement for temperature. Carbon emissions, however, are typically measured in metric tons of carbon dioxide equivalents. *See* United States Environmental Protection Agency, U.S. Greenhouse Gas Inventory Report: 1990-2013, *available at* http://www3.epa.gov/climatechange/ghgemissions/usinventoryreport.html. Carbon emissions are not, and cannot be, measured in Celsius. Requesting the Company to evaluate the above scenario is similar to asking "how many pounds does that sound weigh?" The Proposal is thus incomprehensible. Neither the shareholders voting on the Proposal, nor the Company implementing it (if adopted), will be able to determine with any reasonable certainty what action is required. As a result, the Proposal may be excluded under Rule 14a-8(i)(3).

B. The Proposal Relies On But Fails To Describe An External Standard

The Proposal also is excludable under Rule 14a-8(i)(3) because it relies on a reference to an external standard, the Clean Power Plan (the "CPP"), but does not adequately explain or describe that standard.

The Staff has repeatedly concurred in the exclusion of similar shareholder proposals as vague and indefinite when they fail to describe external standards on which the requested report is based. For example, in *Exxon Mobil Corporation* (*Naylor*) (March 21, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report using "guidelines from the Global Reporting Initiative" because "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The proposal failed to describe the scale and substance of the Global Reporting Initiative guidelines (the "Guidelines"), and the complexity of the Guidelines meant that the company and its shareholders could hold conflicting interpretations of the proposal. Additionally, in *The Ryland Group, Inc.* (January 19, 2005), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a "[Guidelines]-based sustainability report" after the company argued that the proposal failed to convey to the company's shareholders the breadth and complexity of the Guidelines, and that there were numerous ways to apply the Guidelines. In *The Kroger Co.* (*General Board of Pension and Health Benefits of the United Methodist Church*) (March 19, 2004), the Staff also concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a sustainability report based on the Guidelines when the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what actions would be needed to implement the proposal.

Similar to the examples above, the Proposal asks Great Plains to prepare a report quantifying potential losses "under a range of climate regulation scenarios requiring greenhouse gas reductions beyond Clean Power Plan reductions." The Proposal does not explain that the CPP only became effective on December 22, 2015, that its requirements will vary on a state-by-state basis or that it is a complex and voluminous piece of legislation. *See* United States Environmental Protection Agency, Clean Power Plan for Existing Power Plants, *available at* http://www.epa.gov/cleanpowerplan/clean-power-plan-existing-power-plants. A detailed description of the CPP's requirements would be necessary for shareholders to vote knowledgeably on the Proposal. Specifically, the Proposal requires knowledge of the "reductions" under the CPP in order to make sense of the Proposal's central request: that the Company evaluate "a range of climate regulation scenarios requiring greenhouse gas reductions *beyond* Clean Power Plan reductions" (emphasis added). Furthermore, note that individual state compliance plans under the CPP are not required to be submitted to the Environmental Protection Agency for approval until September 6, 2016. *See* 40 C.F.R. § 60.5760. Thus, because the CPP's requirements are currently undetermined, it is not clear how shareholders could evaluate a range of scenarios "beyond Clean Power Plan reductions." But even if shareholders or the Company knew now what the CPP requirements may be in September 2016, the Proposal's request that the Company evaluate reductions "beyond" the CPP reductions is limitless. "Beyond" could mean anything from a marginal increase over the initial CPP requirements to an attempt to eliminate all U.S. power plant emissions during the current calendar year. Any attempt to comply with the Proposal's request would require Great Plains to speculate, without any guidance from the Proposal, as to what regulation "beyond" the CPP it should attempt to evaluate.

Because knowledge of the CPP is necessary to understand the Proposal, the CPP functions as an external standard by which to measure the contents of the report. Without a sufficient description of the CPP—which is impossible to provide because the applicable CPP requirements are not yet known—the shareholders cannot be expected to understand what the requested report would require, and thus cannot understand the implications of the Proposal for the Company. For these reasons, the Proposal should be excluded on the basis of Rule 14a-8(i)(3) for being vague and indefinite.

C. The Proposal Fails To Explain Or Define A Key Term

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (March 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also The Home Depot, Inc.* (March 12, 2014, *recon. denied* March 27, 2014) (concurring in the exclusion of a proposal where the proponent failed to define the key term "benchmark objective footprint information" because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Moody's Corp.* (February 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments").

The Proposal requests that the Company quantify potential financial losses associated with "stranding" of fossil fuel facilities under a "range of climate regulation scenarios." The Proposal repeatedly uses, but never defines, the term "stranding." The term does not have an ordinary, commonly understood meaning that shareholders can use to interpret the Proposal. The Proposal also fails to explain how such "stranding" may result from climate regulation. Without an adequate definition of that term, or an explanation of when and how Great Plains may encounter the alleged risk, shareholders cannot properly interpret the Proposal.

Similarly, the Proposal does not explain what "range" of proposals the Company should evaluate. In fact, the Proposal contradicts itself regarding this point. It simultaneously requests that the Company evaluate a "*range* of ... scenarios" (emphasis added) in the first sentence of the resolution and then just "*a* scenario" (emphasis added) in the second sentence of the resolution. Given this contradictory language and the fact that the scope of the "range" is not explained, shareholders' interpretations of what range the Company will evaluate will necessarily differ from those of other shareholders and from the Company's own interpretation. Consequently, if the Proposal were voted on and approved, neither shareholders nor the Company would be able to determine with reasonable certainty what assumptions to make about a future "range of climate regulation scenarios" in order to take the action requested by the Proposal.

Accordingly, the Company believes the Proposal's failure to define or explain the term "stranding" or what "range" of scenarios the Company should evaluate if the Proposal were adopted causes the Proposal to be impermissibly vague and indefinite and therefore excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With A Matter Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the company. *See* Exchange Act Release No. 20091 (August 16, 1983). As the Staff indicated in Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request risk assessments:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk.... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

See also Staff Legal Bulletin No. 14H (October 22, 2015) (reiterating the Staff's application of Rule 14a-8(i)(7) when considering no-action requests that raise it as a basis for exclusion). Accordingly, the Staff has allowed the exclusion of shareholder proposals that seek risk assessment reports when the subject matter concerns ordinary business operations. *See, e.g.*, *Dominion Resources, Inc.* (February 14, 2014) (allowing the exclusion of a proposal requesting a report on the risks and benefits of increased solar generation); *Exxon Mobil Corp.* (March 6, 2012) (allowing the exclusion of a proposal requesting a report discussing the risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with its oil sands); *The TJX Companies, Inc.* (March 29, 2011) (allowing the exclusion of a proposal requesting a report on the risks created by the actions the company takes to avoid or minimize U.S. federal, state, and local corporate income taxes).

As further described below, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it involves the Company's ordinary business operations in that it relates to the Company's choice of technologies used in its operations. The fact that the Proposal may have a relationship to a significant policy issue does not prevent its exclusion.

A. The Proposal Relates To The Choice Of Technologies Used In The Company's Operations

The Proposal requests that Great Plains produce a report quantifying the risk of financial loss faced by the Company "under a range of climate regulation scenarios requiring greenhouse gas reductions." Although fashioned as a request to produce a report, the Proposal appears to attempt to dictate the Company's choice of the technology it uses to generate its core product: electricity.

Decisions related to the manner in which the Company generates electricity must be considered in a robust and careful evaluation process by the Company's management. That process involves determining the appropriate technologies the Company uses to provide electricity to its customers, which currently include coal, nuclear, natural gas, oil, wind, solar, biogas and hydro generation sources. *See* Kansas City Power & Light, Electricity Generation, *available at* http://www.kcpl.com/about-kcpl/company-overview/industry-topics/electricity-generation (Kansas City Power & Light is the chief operating subsidiary of the Company). As part of that determination, the Company's management takes into account the possibility of future changes in regulation. The Company's decisions regarding how it will safely and economically produce electricity are at the core of the Company's business and operations, and proposals aimed at controlling the Company's decision-making process are improper matters for shareholder oversight.

The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company, pursuant to Rule 14a-8(i)(7), to exclude a proposal requesting a report concerning the risks and benefits under the company's current solar generation plans. *Dominion Resources, Inc.* (February 14, 2014). Likewise, the Staff permitted a different energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *FirstEnergy Corp.* (March 8, 2013). Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, among other things, that a utility company develop new co-generation facilities and improve customer energy efficiency (*WPS Resources Corp.* (February 16, 2001)); proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)); and a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions, Inc.* (April 25, 2006)).

The Proposal, like the proposals described above, seeks to involve shareholders in highly technical decisions regarding the generation resources and technologies the Company utilizes to produce its core product: electricity. Accordingly, because the Proposal deals with the day-to-day operations of the Company through its choice of technologies for its operations, the Proposal may be properly excluded from the 2016 proxy materials under Rule 14a-8(i)(7).

B. The Proposal's Relationship To A Significant Policy Issue Does Not Prevent Its Exclusion

SLB 14E provides that a proposal generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. But the mere fact that a proposal has a relationship to a significant policy issue does not prevent its exclusion under Rule 14a-8(i)(7). For example, in *Dominion Resources, Inc.* (February 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." Despite the proposal's relationship to an environmental policy issue, the Staff concurred in the exclusion of the proposal, noting that it related to "the products and services offered for sale by the company." The Proposal's connection to issues of social significance does not mean that it must be included automatically in the 2016 proxy materials.

The Staff has routinely allowed companies to exclude proposals that relate to ordinary, day-to-day business decisions, even if those decisions might also relate to significant policy issues. *See, e.g., Dominion Resources, Inc.* (February 14, 2014) (allowing the exclusion of a proposal relating to use of alternative energy because, while touching on a significant policy, it related to the company's choice of technologies for use in its operations); *PetSmart, Inc.* (April 14, 2006) (allowing the exclusion of a proposal requesting the company's board issue a report on whether to end bird sales); *Marriott International, Inc.* (February 13, 2004) (allowing the exclusion of a proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties); *Albertson's, Inc.* (March 18, 1999) (allowing the exclusion of a proposal that the company's board take steps to stop the sale, advertisement or promotion of tobacco products).

In some cases, the Staff has found that an environmental proposal does transcend ordinary business operations. *See Exxon Mobil Corp.* (*Sisters of St. Dominic of Caldwell New Jersey*) (March 23, 2007) (requesting the adoption of quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (requesting a policy to increase renewable energy sourcing globally, with the recommended goal of achieving between 15% and 25% of its energy sourcing from renewable energy between 2015 and 2025); *General Electric Co.* (January 31, 2007) (requesting a report on global warming). But the foregoing proposals were all directly aimed at altering the companies' policy stances on significant environmental issues. In contrast, the Proposal focuses on the quintessential business issue of the potential financial losses associated with the Company's fossil fuel generation facilities while implicitly advocating the use of different technologies to produce the Company's core product. Rather than transcending the Company's ordinary business operations, the Proposal implicates a significant policy issue only insofar as related regulation impacts the Company's core business and financial results.

Exclusion of the Proposal is further supported by the recent decision in *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015). *See also Wal-Mart Stores, Inc.* (March 20, 2014) (allowing the exclusion of the proposal because it related to the company's ordinary business operations and did not focus on a significant policy issue). The Third Circuit agreed with the Staff's decision that Wal-Mart could exclude a shareholder proposal requesting that a committee of the board be directed to consider whether the company should continue to sell any product that "(1) 'especially endangers public safety and well-being'; (2) 'has the substantial potential to impair' Wal-Mart's reputation; and/or (3) 'would reasonably be considered by many to be offensive to the family and community values integral to' Wal-Mart's brand," focusing specifically on the sale of guns in certain Wal-Mart stores. *Id.* at 354 (Shwartz, J., concurring) (quoting *Wal-Mart Stores, Inc.* (March 20, 2014)). The Third Circuit noted that, although the proposal sought to establish a process for board oversight of the selection of products for sale in Wal-Mart stores (much as the Proposal asks that the Company produce a report regarding the way in which it produces its product, electricity), the subject matter of the proposal involved the core of the company's business through the selection of products to sell in company stores (much as the Proposal involves the Company's choice of technologies to deliver electricity to its customers) and thus did not "focus" on a significant issue of social policy as required by the 1998 Release. *See id.* The fact that the proposal addressed the significant policy issue of gun violence was insufficient to override the fact that the proposal called for a shareholder referendum on a matter of ordinary business. *See id.*

While the Proposal may be interpreted as an attempt to address the significant policy issue of climate change, the Proposal seeks to do so through a shareholder referendum on the Company's selection of technologies with which it generates its core product: electricity. The decision of how to produce a product is no less fundamental or ordinary than the decision of what to sell. Accordingly, the Proposal should be excludable under Rule 14a-8(i)(7) notwithstanding its potential relationship to the significant policy issue of climate change.

Conclusion

For the foregoing reasons, Great Plains respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 proxy materials.

Please do not hesitate to contact me at (804) 788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Steven M. Haas

Enclosures

Cc: Heather Humphrey, Great Plains Energy Incorporated
Ellen E. Fairchild, Great Plains Energy Incorporated
Jaileah X. Huddleston, Great Plains Energy Incorporated
Amelia Timbers, As You Sow
Harald Leventhal, Arkay Foundation
Cleo Kottwitz (c/o Amelia Timbers, As You Sow)

EXHIBIT A

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 24, 2015

ATTN: Corporate Secretary
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Arkay Foundation ("Proponent"), a shareholder of Great Plains Energy stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Arkay Foundation authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Also enclosed is a co-filing letter from Paul Rolfe.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Arkay Foundation Authorization
- Paul Rolfe Co-Filing Letter

WHEREAS:

According to the World Bank, climate change could drive 100 million people into extreme poverty. A Stanford study predicts climate change could depress global incomes by 23%. To limit climate change to 2 degrees Celsius, the level required to mitigate the worst impacts of climate change, the IPCC estimates that the U.S. will need to reduce its greenhouse gas emissions nearly 80% by 2050 (relative to 1990 levels).

"Reducing emissions from electricity generation is crucial to addressing risks of anthropogenic climate change." (Oxford University Stranded Assets Program, 2014). Reducing emissions from electricity requires decreasing coal power, as coal power causes 77% of U.S. electric power sector carbon emissions. (EPA)

Great Plains Energy is coal intense. In 2013, Great Plains Energy was the 26th largest U.S. power producer, but had the 17th largest coal generation and the 21st highest carbon emissions. (Ceres, 2015). In 2014, 81% of Great Plains' fuel mix was coal, compared to a national average of 39%. (10K 2015; EPA). In contrast to peers, Great Plains' coal generation rose 16% between 2008 and 2013. The U.S. as a whole reduced its coal consumption by 18% in the same period. (Ceres, 2015 & 2010; EIA, 2015 & 2010).

Regulations designed to slow or mitigate climate change, as well as climate change related market changes, are likely to strand utility coal assets. In June 2015, the U.S. adopted its first major climate regulation, the Clean Power Plan, which requires the electric power sector to significantly reduce carbon emissions. HSBC noted that the Clean Power Plan's clean air requirements could "increase the stranding risk for U.S. coal producers and coal heavy utilities." In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that regulation of coal pollution will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

Renewable power could also strand coal generation assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity [...] is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets."

THEREFORE BE IT RESOLVED:

Shareholders request Great Plains Energy prepare a report by September 2016, omitting proprietary information and at reasonable cost, quantifying the company's potential financial losses associated with stranding of its fossil fuel generation facilities under a range of climate regulation scenarios requiring greenhouse gas reductions beyond Clean Power Plan reductions. Shareholders request that Great Plains quantify its exposure to stranding of its fossil fuel generation facilities under a scenario limiting global carbon emissions to 2 degrees Celsius.

THE ARKAY FOUNDATION

127 University Avenue
Berkeley, California 94710
tel: 510.841.4025
fax: 510.841.4093
email: info@arkayfoundation.org

November 11, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 11, 2015, the undersigned, Arkay Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Great Plains Energy, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and *Regulations of the Securities and Exchange Act of 1934.*

The Stockholder has continuously owned over $2,000 worth of Great Plains Energy stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Harald Leventhal, CFO
Arkay Foundation

November 24, 2015

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St
Kansas City, Missouri 64141

Dear Ms. Fairchild,

I am the owner of over $2,000 of Ameren stock held continuously for over one year. I intend to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Great Plains Energy of my intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am co-filing this resolution with As You Sow, who is lead filer of this resolution and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

Proof of ownership will be sent as soon as possible. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Paul Rolfe

Enclosures

- Filing letter
- Shareholder Resolution

WHEREAS:

According to the World Bank, climate change could drive 100 million people into extreme poverty. A Stanford study predicts climate change could depress global incomes by 23%. To limit climate change to 2 degrees Celsius, the level required to mitigate the worst impacts of climate change, the IPCC estimates that the U.S. will need to reduce its greenhouse gas emissions nearly 80% by 2050 (relative to 1990 levels).

"Reducing emissions from electricity generation is crucial to addressing risks of anthropogenic climate change." (Oxford University Stranded Assets Program, 2014). Reducing emissions from electricity requires decreasing coal power, as coal power causes 77% of U.S. electric power sector carbon emissions. (EPA)

Great Plains Energy is coal intense. In 2013, Great Plains Energy was the 26th largest U.S. power producer, but had the 17th largest coal generation and the 21st highest carbon emissions. (Ceres, 2015). In 2014, 81% of Great Plains' fuel mix was coal, compared to a national average of 39%. (10K 2015; EPA). In contrast to peers, Great Plains' coal generation rose 16% between 2008 and 2013. The U.S. as a whole reduced its coal consumption by 18% in the same period. (Ceres, 2015 & 2010; EIA, 2015 & 2010).

Regulations designed to slow or mitigate climate change, as well as climate change related market changes, are likely to strand utility coal assets. In June 2015, the U.S. adopted its first major climate regulation, the Clean Power Plan, which requires the electric power sector to significantly reduce carbon emissions. HSBC noted that the Clean Power Plan's clean air requirements could "increase the stranding risk for U.S. coal producers and coal heavy utilities." In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that regulation of coal pollution will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

Renewable power could also strand coal generation assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity [...] is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets."

THEREFORE BE IT RESOLVED:

Shareholders request Great Plains Energy prepare a report by September 2016, omitting proprietary information and at reasonable cost, quantifying the company's potential financial losses associated with stranding of its fossil fuel generation facilities under a range of climate regulation scenarios requiring greenhouse gas reductions beyond Clean Power Plan reductions. Shareholders request that Great Plains quantify its exposure to stranding of its fossil fuel generation facilities under a scenario limiting global carbon emissions to 2 degrees Celsius.

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 24, 2015

ATTN: Corporate Secretary
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is co-filing a shareholder proposal on behalf of Cleo Kottwitz ("Proponent"), a shareholder of Great Plains Energy stock, and whose shares are registered with the company, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this proposal, Arkay Foundation.

A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Shareholder Proposal

WHEREAS:

According to the World Bank, climate change could drive 100 million people into extreme poverty. A Stanford study predicts climate change could depress global incomes by 23%. To limit climate change to 2 degrees Celsius, the level required to mitigate the worst impacts of climate change, the IPCC estimates that the U.S. will need to reduce its greenhouse gas emissions nearly 80% by 2050 (relative to 1990 levels).

"Reducing emissions from electricity generation is crucial to addressing risks of anthropogenic climate change." (Oxford University Stranded Assets Program, 2014). Reducing emissions from electricity requires decreasing coal power, as coal power causes 77% of U.S. electric power sector carbon emissions. (EPA)

Great Plains Energy is coal intense. In 2013, Great Plains Energy was the 26th largest U.S. power producer, but had the 17th largest coal generation and the 21st highest carbon emissions. (Ceres, 2015). In 2014, 81% of Great Plains' fuel mix was coal, compared to a national average of 39%. (10K 2015; EPA). In contrast to peers, Great Plains' coal generation rose 16% between 2008 and 2013. The U.S. as a whole reduced its coal consumption by 18% in the same period. (Ceres, 2015 & 2010; EIA, 2015 & 2010).

Regulations designed to slow or mitigate climate change, as well as climate change related market changes, are likely to strand utility coal assets. In June 2015, the U.S. adopted its first major climate regulation, the Clean Power Plan, which requires the electric power sector to significantly reduce carbon emissions. HSBC noted that the Clean Power Plan's clean air requirements could "increase the stranding risk for U.S. coal producers and coal heavy utilities." In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that regulation of coal pollution will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

Renewable power could also strand coal generation assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity [...] is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets."

THEREFORE BE IT RESOLVED:

Shareholders request Great Plains Energy prepare a report by September 2016, omitting proprietary information and at reasonable cost, quantifying the company's potential financial losses associated with stranding of its fossil fuel generation facilities under a range of climate regulation scenarios requiring greenhouse gas reductions beyond Clean Power Plan reductions. Shareholders request that Great Plains quantify its exposure to stranding of its fossil fuel generation facilities under a scenario limiting global carbon emissions to 2 degrees Celsius.

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 3, 2015

ATTN: Corporate Secretary
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Corporate Secretary:

We are writing in regards to the shareholder proposal submitted November 24, 2015, by As You Sow on behalf of Arkay Foundation, and co-filed by As You Sow on behalf of Cleo Kottwitz, for inclusion in the 2016 proxy statement.

Please find enclosed proof of share ownership for Arkay Foundation.

We would also like to alert the company that, after As You Sow submitted the proposal on November 24, 2015, Cleo Kottwitz sent a letter to the company co-filing the resolution on his own behalf, and that As You Sow does not represent Cleo Kottwitz in this filing. However, please note that Cleo Kottwitz authorized As You Sow to act on his behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Arkay Foundation Proof of Ownership

charles SCHWAB

November 30, 2015

Arkay Foundation
127 University Avenue
Berkeley, CA 94710

Account #: *****FISMA & OMB Memorandum M-07-16***
Reference #: 74896645
Questions: Please call Schwab Alliance at 1-800-515-2157.

GREAT PLAINS ENERGY INC.

Dear Dion Griffin, Harald Leventhal, William Soskin, Benita Kline and David Goldschmidt,

The purpose of this letter is to confirm that 460 shares of Great Plains Energy Inc (GXP) have been held continuously in the above mentioned account from acquisition on June 23, 2014 up to and including November 24, 2015.

In addition, below you will find Charles Schwab & Co. Inc. DTC information as follows:

- Delivery to DTC Clearing 0164, Code 40

Thank you for choosing Schwab. We appreciate your business and look forward to serving your needs and that of your independent financial advisor. If you have any questions, please call us at 1-800-515-2157.

Sincerely,

Rafael Villamar

Rafael Villamar
Asi Service West Phoenix
2423 E Lincoln Dr
Phoenix, AZ 85016

Independent investment advisors are not owned by, affiliated with, or supervised by Charles Schwab & Co., Inc. ("Schwab").

Schwab Advisor Services™ serves independent investment advisors, and includes the custody, trading, and support services of Schwab.

From: Huddleston Leah
Sent: Monday, December 07, 2015 2:36 PM
To: atimbers@asyousow.org
Cc: Fairchild Ellen
Subject: Shareholder Proposals to Great Plains Energy Incorporated

Amelia:

Good afternoon.

Attached please find deficiency notices relating to the shareholder proposals submitted by Cleo Kottwitz and Mr. Paul Rolfe to Great Plains Energy on November 24, 2015. In addition, enclosed with the attached letters are copies of Rule 14a-8 and Staff Legal Bulletin 14F.

For your convenience, Great Plains has also sent you courtesy copies of this these letters via certified mail.

Please note we are sending this correspondence to As You Sow, because Great Plains Energy was not provided with nor does it otherwise have the mailing address or contact information of Cleo Kottwitz or Mr. Rolfe. We are relying on As You Sow to promptly forward these letters on to Mr. Kottwitz and Mr. Rolfe.

Please let us know if you have questions.

Sincerely,

Jaileah X. Huddleston
Assistant Secretary and Corporate Counsel

By Certified Mail

December 4, 2015

Cleo Kottwitz
c/o As You Sow
Amelia Timbers
Energy Program Manager
1611 Telegraph Ave.
Suite 1450
Oakland, CA 94612

RE: Great Plains Energy Incorporated – Shareholder Proposal

Dear Ms. Kottwitz:

This letter officially acknowledges receipt by Great Plains Energy Incorporated (the "Company") on November 24, 2015 of a letter from As You Sow apparently on your behalf. Included with this letter was a shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy statement for the annual meeting of shareholders to be held in 2016. The letter indicates that As You Sow will act on your behalf, but you did not provided a written statement authorizing As You Sow to act in such capacity. Therefore, if it is your intent for As You Sow to act on your behalf, you must provide an affirmative statement granting such authority.

Please be advised that the above referenced letter to the Company contains certain procedural deficiencies, which Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. The SEC rules relating to shareholder proposals require that proponents meet certain eligibility and procedural requirements to submit a proposal for inclusion in the Company's proxy statement. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states each shareholder proponent must provide a written statement of his or her intent to continue to own the required number of shares through the date of the annual meeting.

You have not provided the Company with a written statement indicating your intent to own the required number of shares through the date of the Company's 2016 annual meeting. To remedy this defect, you must submit a written statement affirming your intention to continue to hold the required number of Company shares through the date of the Company's 2016 annual meeting.

For the Proposal to be eligible for inclusion in the proxy statement for the Company's 2016 annual meeting, a response to this letter correcting the identified procedural deficiencies must be transmitted electronically or postmarked no later than 14 calendar days from the date you receive this letter.

Once the Company receives your response, the Company will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for the Company's 2016 annual meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to the Proposal.

Please note the Company is sending this letter to you care of As You Sow, because the Company was not provided with nor does it otherwise have your mailing address or contact information. The

Company is relying on As You Sow to promptly forward this letter on to you. Please provide the Company evidence of your receipt of this letter.

Please send your response to me either by regular mail at the Company's mail address shown at the top of this letter or by e-mail (ellen.fairchild@kcpl.com). To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery. Finally, for your reference, I have enclosed a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Ellen E. Fairchild

Ellen E. Fairchild, Vice President,
Chief Compliance Officer and
Corporate Secretary

Enclosures

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the

company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

GREAT PLAINS ENERGY

By Certified Mail

December 4, 2015

Paul Rolfe
c/o As You Sow
Amelia Timbers
Energy Program Manager
1611 Telegraph Ave.
Suite 1450
Oakland, CA 94612

RE: Great Plains Energy Incorporated – Shareholder Proposal

Dear Mr. Rolfe:

This letter officially acknowledges receipt by Great Plains Energy Incorporated (the "Company") on November 24, 2015 of your letter. Included with your letter was a shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy statement for its annual meeting of shareholders to be held in 2016. Your letter also affirmatively authorized As You Sow to act on your behalf.

Please be advised that your letter to the Company contains certain procedural deficiencies, which Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. The SEC rules relating to shareholder proposals require that proponents meet certain eligibility and procedural requirements to submit a proposal for inclusion in the Company's proxy statement. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states (i) each shareholder proponent must provide a written statement of his or her intent to continue to own the required number of shares through the date of the annual meeting, and (ii) each shareholder proponent must show proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date he or she submitted the proposal.

First, you did not provide the Company with a written statement indicating your intent to own the required number of shares through the date of the Company's 2016 annual meeting. Specifically, the letter you provided states that you hold "*Ameren* stock" and will "continue to hold *this stock* until after the upcoming Annual Meeting" (emphasis added). This statement does not relate to your ownership of common stock of the Company. To remedy this defect, you must submit a written statement affirming your intention to continue to hold the required number of Company shares through the date of the Company's 2016 annual meeting.

Second, the Company's share records do not indicate that you are a registered holder of sufficient shares to satisfy the continuous ownership requirement, and to date the Company has not received proof from you satisfying Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. To remedy this defect, you must submit sufficient proof demonstrating your continuous ownership of the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted to the Company (which date was November 24, 2015). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of your securities (usually a broker or a bank) verifying that you have continuously held the requisite number of Company securities for the one-year period preceding and including the date the Proposal was submitted (November 24, 2015); or

2. if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you have continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate share ownership by submitting a written statement from the "record" holder of your shares as set forth in paragraph 1 above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which their securities are held. If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you have continuously held the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted (November 24, 2015). If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you have continuously held the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted (November 24, 2015). You should be able to find out the identity of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you will need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 24, 2015), the required amount of securities of the Company were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

You must remedy the foregoing defect by providing proof of continuous ownership of the Company's shares for the one-year period preceding and including the date the Proposal was submitted (November 24, 2015) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC).

For the Proposal to be eligible for inclusion in the proxy statement for the Company's 2016 annual meeting, a response to this letter correcting the identified procedural deficiencies must be transmitted electronically or postmarked no later than 14 calendar days from the date you receive this letter.

Once the Company receives your response, the Company will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for the Company's 2016 annual meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to the Proposal.

Please note the Company is sending this letter to you care of As You Sow, because the Company was not provided with nor does it otherwise have your mailing address or contact information. The Company is relying on As You Sow to promptly forward this letter on to you. Please provide the Company evidence of your receipt of this letter.

Please send your response to me either by regular mail at the Company's mail address shown at the top of this letter or by e-mail (ellen.fairchild@kcpl.com). To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery. Finally, for your reference, I have enclosed a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Ellen E. Fairchild

Ellen E. Fairchild, Vice President,
Chief Compliance Officer and
Corporate Secretary

Enclosures

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the

company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 17, 2015

Ellen E. Fairchild
Vice President, Chief Compliance Officer and General Counsel
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Ms. Fairchild:

We are writing in regards to your letters sent December 4, 2015 to Cleo Kottwitz and to Paul Rolfe. Please find enclosed a letter from Cleo Kottwitz. Please note that Cleo Kottwitz's Great Plains Energy shares are registered with the company.

Paul Rolfe is withdrawing as a co-filer of the submission.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Letter from Cleo Kottwitz

November 22, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 22, 2015, the undersigned, Cleo Kottwitz (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Great Plains Energy, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Great Plains Energy stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Cleo Kottwitz